                                                                     Exhibit A

MIDATLANTIC ENERGY COMPANY'S
MOTION TO INTERVENE
AND PROTEST


FILE NO. 70-9147

DATE:  July 30, 1998

Thomas K. Henderson
Vice President

                     UNITED STATES OF AMERICA
                            BEFORE THE
               FEDERAL ENERGY REGULATORY COMMISSION



Allegheny Power System, Inc.  )         Dockets Nos. EC97-46-000
                              )                      ER97-4057-000
DQE, Inc.                     )                      ER97-4051-000


                 ALLEGHENY POWER'S ANSWER IN OPPOSITION
                TO MOTION TO INTERVENE OUT OF TIME


           Pursuant to Rules 213 and 214 of the Commission's Rules

of  Practice  and  Procedure, 18 C.F.R.  385.213 and  214  (1997),

Allegheny  Power  System,  Inc. hereby answers  in  opposition  to

MidAtlantic Energy Company's motion to intervene nearly a year out

of   time.   The  Commission  need  not  be  long  distracted   by

MidAtlantic's submission.

          MidAtlantic alleges that it has an interest in this case

because  it  has  been a competitor of Allegheny  power  for  over eleven  years,[1]  but it offers no valid reason why  it  failed  to submit a timely motion to intervene in this proceeding, which  was

publicly  noticed  by  the Commission over ten  months  ago.   The

Commission  would be fully justified to deny MidAtlantic's  motion on  that  basis alone.  See Pacific Gas and Electric  Company,  59

FERC  Paragraph 61,098  (1992)(motion to intervene out of time  denied when the  party  failed  to  provide an explanation  for  its  untimely filing).

           Here,  the  fact that the commission's  staff  recently

submitted  a  data  request to the Applicants  hardly  constitutes

"good  cause  for  failing  to file the  motion  within  the  time prescribed."  18 C.F.R. 385.214(d)(1997).  MidAtlantic's  pleading does  not  even  address  the questions  raised

_______________

  [1] In fact, PURPA projects are considered to be suppliers to public utilities, not competitors with them. Schuykill Energy Resources
       v. PP&L, 113 F.3d 405, 407 (D.C. Cir. 1997). Thus, MidAtlantic's arguments rest upon an inaccurate premise.

by  staff's  data request,  nor  does  it address the Applicants'  response

to  it.  Thus,   MidAtlantic's  reference  to  staff's  data   request   as

justification for its motion is without merit.

           Overlooking  the  procedural defects  in  MidAtlantic's

filing, for the sake of argument, the substance of its argument is off  base, and fails to establish a basis for intervention in this

case.   The  gist of it is that Allegheny Power denied MidAtlantic firm  transmission  access in August 1997, and has  pursued  legal means  to protect its ratepayers from costly and unnecessary PURPA projects--such  as  the above market Burgettstown,  Milesburg  and

Shannopin  project contracts that Allegheny Power recently  bought

out.   See  Attachment  A  to  MidAtlantic's  motion.  MidAtlantic contends  these actions by Allegheny Power took place  during  the period  1992  through  1997 and, based on these  alleged  actions,

MidAtlantic  urges  the  Commission to order  Allegheny  Power  to divest its generation.

           There are three fundamental problems with MidAtlantic's

argument.    First,  MidAtlantic  does  not  discuss,  let   alone

demonstrate,  how  any  of its allegations  are  relevant  to  the

Commission's   inquiry  under  the  Merger  Guidelines.    It   is

application  of the Merger Guidelines to the Applicants'  proposed merger, after all, which served as the foundation for staff's data request,  and  is  MidAtlantic's purported justification  for  its untimely  motion  to intervene.  There is however,  no  connection between Allegheny Power's alleged treatment of MidAtlantic and the

Divestiture of generation remedy that MidAtlantic seeks.  Even  if

Allegheny Power sells its generation, it will continue to  require firm transmission capability to serve retail customers as long  as

the   Allegheny  Power  operating  companies  have  a   regulatory

obligation to serve them (an obligation that MidAtlantic does  not

have).   And, as long as the Allegheny Power companies  have  that

obligation  to  serve, Allegheny Power will continue  to  have  an obligation  to  oppose uneconomic and
 unnecessary  PURPA  projects through lawful means.

           Second, nothing in MidAtlantic's protest raises  issues

or  concerns  that could not have been raised in a timely  fashion and  therefore, nothing in its protest rises to the level of "good cause"  for  its  untimely filing.  On the face  of  MidAtlantic's submission, all the events it complains of occurred a year or more

ago.   Its  motion is a classic case of an intervenor "sitting  on its  rights",  only  to raise new issues as the  proceeding  moves toward  closure.  See Central Illinois Public Service Company,  59

FERC 61,219 (1992) (denying untimely motion to intervene filed  by a party that "sat on its rights" while the case went forward).  If

Mid-Atlantic believes its allegations have any merit,  MidAtlantic can raise them in another appropriate forum.

           Finally,  MidAtlantic's motion is factually  misleading

and  internally inconsistent.  MidAtlantic admits (at page 2) that

"its  principals are responsible for the development of two  power generation  projects  which are operating  in  the  West  Virginia service area of Monongahela Power and are interconnected with this

APS   operating   affiliate."   But  MidAtlantic  complains   that

Allegheny  Power has opposed MidAtlantic's proposal to development a  third  project.  MidAtlantic has not alleged, much less  shown,

how  the development of this third project would impact the market power of the merger company in the event the Applicants' merger is consummated.

           Nor  has MidAtlantic made any showing that its problems

with  the development of this third PURPA project stem in any  way from  anti-competitive conduct by APS.  Instead,  MidAtlantic  has resorted  to  sweeping allegations of supposedly  anti-competitive opposition  to  PURPA projects generally -- allegations  that  are unsupported by specifics or any affidavit swearing to the veracity of the charges made.

           The  one  arguable relevant citation  to  MidAtlantic's

undeveloped  third PURPA project is buried in footnote  4  of  its pleading.  MidAtlantic complains Allegheny Power projected a  need for  combustion  turbines ("CTS") as a way to keep  their  project from being built.  Notably absent from MidAtlantic's discussion is

the   West  Virginia  Public  Service  Commission's  finding  that

MidAtlantic's  proposal was fatally flawed.   Notably,  the  WVPSC

found:

          The Commission rejects the complainants' argument that the next capacity should be base load coal. The complainants failed to put on convincing evidence to support the proposition. Much of the complainants' evidence concerning off-system sales and pollution allowances seemed at best speculative and perhaps merely wishful thinking. Whatever credibility the complainants' argument had quickly evaporated when tested by cross-examination and point-by-point rebuttal by the intervenors and companies. Furthermore, the Commission found Mr. Russell's adjusted estimate of the cost of a CT unconvincing.

MidAtlantic Energy Company v. Monongahela Power Company, Case  No.

91-987-E-C,    mimeo   at   4(WVPSC   Mar.   5,   1993)(attached).

MidAtlantic's attempt to relitigate past battles that it  lost  in the context of the Applicants' merger proceeding are misplaced.



           WHEREFORE,  for  the  foregoing reasons,  MidAtlantic's

untimely motion to intervene and protest should be rejected.


                                        Respectfully submitted,

                                        /s/ Leonard W. Belter



Theresa J. Colecchia, Esquire                Leonard W. Belter, Esquire
Thomas K. Henderson, Esquire                 Raymond B. Wuslich, Esquire
Allegheny Power Service Corp.                Winston & Strawn
800 Cabin Hill Drive                         1400 L Street, N.W.
Greensburg, PA  15601                        Washington, DC  20005-3502


        Attorneys for Allegheny Energy, Inc. and DQE, Inc.

Dated:  June 30, 1998

                           PUBLIC SERVICE COMMISSION
                               OF WEST VIRGINIA
                                  CHARLESTON

     At a session of the PUBLIC SERVICE COMMISSION OF WEST VIRGINIA in the City of Charleston on the 5th day of March, 1993.

CASE NO. 89-783-E-C

MIDATLANTIC ENERGY,
                          Complainant

v.

MONONGAHELA POWER COMPANY,
a corporation, and

THE POTOMAC EDISON COMPANY,
a corporation,
                          Respondents,

CASE NO. 91-987-E-C

ARBOUR COUNTY POWER PROJECT,
P.,
                          Complainant

v.

THE POTOMAC EDISON COMPANY,
a corporation and

MONONGAHELA POWER COMPANY,
a corporation,
                          Respondents

COMMISSION ORDER


    By order of June 26, 1992, the Commission established four threshold issues to be determined in the first phase of the proceeding. The four issues to be resolved were "(1) the need of Monongahela Power Company and/or
The Potomac Edison Company for additional generating capacity, including the timing of future generating capacity needs, (2) how the need should be met,
(3) the costs involved, absent the proposed PURPA project(s) and (4) the determination of power purchase rates to be established for these Companies based on avoided costs. The Commission heard an extensive amount of evidence from all the parties as well as public comment in Charleston, Martinsburg, Philippi, Romney, Moundsville and Glen Dale. The four threshold issues have been fully briefed and the Commission allowed the parties to engage in oral argument.

    The Commission would emphasize that its findings are limited to the appropriate disposition of this proceeding. For example, the Commission's findings concerning reserve margin, and the appropriate next generating capacity to be added by the utility is for the sole purpose of determining an appropriate avoided capacity cost in this proceeding.

     The first issue to be resolved is the power Companies' need for power. The

Companies' position is that Monongahela Power Co. (MP) will have no need for power in the next ten years. Using a 22% reserve margin, they calculate that Potomac Edison Co. (PE) will need 90 MW's in 1996, 90 MW's in 1997, 158 MW's in 1998, 118.5 MW's in 1999 and 213.3 MW's in 2000. Staff
supports the Companies' position regarding need. CAD argues for a 20% reserve margin which delays PE's need to late 1998. The Energy Users and Weirton Steel argue for a 15% reserve requirement but claim that even using a 20% margin that PE does not need power until late 1999. The complainants argue that the Companies have understated the need in a variety of ways. They first urge the Commission to adopt a 25% reserve margin as a reasonable planning target. They argue that this high reserve is justified by the system's high load factor. They also argue that the Companies' diversity exchange agreements with Duquesne and Virginia Power should not be relied upon, and that the Companies are relying too heavily on demand side management programs.

     Determining the reserve margin is critical in the development of a reasonable capacity plan (which in turn will drive the determination of avoided cost). The economy of the State and the health and welfare of all its citizens depends on reliable electrical energy sources. Reliability is enhanced by establishing and meeting high reserve targets. However, the economy also flourishes with low cost energy. Achieving low cost energy is enhanced by relying on older existing low cost generating units for as long as possible, even if that means having lower reserve margins. Thus, the Commission is faced with balancing two critical components necessary for a strong state economy and public welfare: reliable power and low cost power.

     In light of the evidence presented, the current appropriate reserve margin is 22% (See Ex. AFK-6; Kave Ex. 3 at 3-4; Kave Tr. VI at 102-108; Melton Tr. VII at 58-59). Indeed, much evidence was presented which would indicate that a reserve margin even lower than 22% may soon be appropriate. (See Falkenburg Ex. 2 at 19; Falkenburg Rebuttal Ex. 2; Harris Supp. Dir. Ex. 2; CAD Ex. 1; WVEUG Ex. 1 at 6; CAD Cross Ex. 3 and 4; Kave Tr. VI at 183-185). The decision concerning the 22% reserve margin is part of the overall capacity plan and could change as circumstances change.

    Given the 22% reserve margin, the evidence shows that MP has no need for additional generating capacity in the foreseeable future. (See CAD Cross Ex. 7; Ex. AFK-7 and AFK-8; Melton Ex. 1 at 4; Kave Tr. VII at 24-28). Regarding PE, the evidence shows a need for 90 MW's in 1996, 90 MW's in 1997, 158 MW's in 1998, 118.5 MW's in 1999 and 213.3 MW's in 2000. (See Kave Ex. 2; Seelke Ex. 3;
Ex. AFK-7; Ex. AFK-8). The complainants presented no convincing evidence to support their argument that the Companies understated their need for new power. The Companies' witnesses offered sufficient support for the Companies' integrated resource plan including its reliance on older plants, diversity exchange agreements and demand side management programs.

    The second issue to be decided is how the need for power should be met. To resolve the second issue, the Commission must decide the appropriate nature of the next generating capacity. The resolution of the issue of the next appropriate capacity is for the limited purpose of resolving the current complaint. The passage of time may erode the value of the findings. The Companies propose the construction of a series of combustion turbines (CT's) to be used for peaking purposes. They claim that the CT's are the lowest cost alternative. The Energy Users and Weirton Steel support the Companies' argument regarding CT's. Staff recommends flexible CT's which it defines as CT's which could later be converted to combined cycle units (CC's) or even CC's with coal gasification units as a fuel source. CAD argues that the intermediate CC's are the appropriate choice because a CC unit would add flexibility to the system and be more efficiently available for extended usage. CAD argues that a CT is only the cheapest unit if it is run less than 5% of the time whereas CC's are the cheapest option up to a capacity factor of 53%.

    The complainants, on the other hand, argue that the best option is a coal fired base load plant. They offer a variety of theories to support their proposition that a coal fired base load plant is the superior option. First, MidAtlantic's expert offered construction estimates for CT's much higher than offered by the Companies or any of the intervenors. The complainants also argued that base load coal plants can be used at high load factors for meeting off-system sales markets. They argued that certain sums of money would be saved because their "clean" technology would either produce pollution allowances which could be sold or allow the Companies not to scrub Hatfield's Ferry. They also argued that certain extra costs would be required to maintain the CT's and the Companies' older plants which are to be run at greater capacity levels.

     Historically, West Virginia ratepayers have benefited from coal fired steam turbine generation units, sized to take advantage of economies of scale. This is true in spite of the fact that most of our more recently added base load units resulted in reserve margins far in excess of those that were expected when the units were first planned. This excess reserve margin came about largely due to lower than expected growth in native load. For years, throughout most of the 1980's, the excess capacity available from our economical base load units was not a burden on native load customers because of the strength in the off-system sales market. However, it is highly speculative to count on such markets reappearing in the future.

     After reviewing the extensive record, the Commission is convinced that for the purpose of determining avoided capacity costs in this proceeding, the next generating capacity should be CT's. (See Kave Ex. 1 at 27-31; Kave Ex. 3 at 4; Falkenburg Tr. IV at 107-108, 162; Falkenburg Ex. 2; Melton Tr. VII at 58; Melton Ex. 2 at 3). We recognize the need to satisfy peaking load requirements. Although we are sensitive to any move towards CT's, the evidence cannot support planning a coal fired base load plant at this time. There is simply too great a difference between the investment in CT's and base load units. Even if the CT's cost somewhat more than projected, economies of scale come into play. The economics of base load steam plants have historically tended to favor larger units, and larger plant capacity. There is no basis in the record before the Commission to find that it would be prudent to plan smaller (one or two hundred megawatt) base load steam turbine units. There is clear evidence, however, that CT's can be added in small increments, greatly reducing the relative present value of CT capital costs as compared to base load units.

     The Commission is also persuaded by Staff's recommendation that the CT's be sited and designed so that they could later be converted to CC's or even CC's with coal gasification units. Leaving open the possibility of conversion creates additional flexibility which would allow the system to respond to future changes in needs. CAD proposed the construction of CC's. It did not however present any evidence that the Companies' projection that the CT's would operate less than 5% of the time was erroneous. It seems more reasonable to construct the less expensive CT's and be prepared to convert them to CC's if the need arises.

     The Commission rejects the complainants' argument that the next capacity should be base load coal. The complainants failed to put on convincing evidence to support the proposition. Much of the complainants' evidence concerning off-system sales and pollution allowances seemed at best speculative and perhaps merely wishful thinking. Whatever credibility the complainants' argument had quickly evaporated when tested by cross-examination and point by point rebuttal by the intervenors and companies. Furthermore, the Commission found Mr. Russell's adjusted estimate of the cost of a CT unconvincing. (See Russell Ex. 3 at 17).

     The complainants also argue alternatively that they should be compensated based on the avoidance of CT's now but with an increment built into their purchase power rate based on the avoidance of a coal plant which is predicted to come on line in 2007. The complainants, in essence, are asking the Commission to find that a base load coal plant will be needed and built in 2007 based on evidence we have now regarding predictions of fuel costs, construction costs, energy demand, pollution requirements and a whole host of other facts some fourteen years from now. The proposed coal plant is simply too far away to justify a guarantee to the complainants (through a long term purchase agreement) that they will be paid for avoiding a coal plant in 2007. Any number of technical breakthroughs, changes in economic conditions, or regulatory changes (a federal carbon tax for instance) might radically change when and whether a coal base load plant is built. Indeed, if we look back at projections concerning capacity need for 1992 made back in the early seventies, the projections were off by staggering amounts (See Tr. VI at 167). Projections are fallible. The greater the distance in time, the larger the error is likely to be. The Commission rejects any proposal to bind ratepayers of West
Virginia into paying for a hypothetical plant some fourteen years away. Other states have rejected attempts to avoid plants so far on the planning horizon. See In Re Pacific Gas and Electric, 76 PUR4th 1, 44-45 (Cal. P.U.C. 1986); Re Unitil Service Co. 73 N.H. P.U.C. 117 (1988); Re Small Power Producers and Cogenerators, 60 PUR4th 574, 578 (Ky. P.S.C. 1984).

     The Companies argue that the next 238 MW's of capacity, scheduled to be built from 1996-1998, should be built by PE and considered unavoidable. The Companies have a relatively small percentage of QF energy production and failed to present convincing evidence that their system flexibility needs require that PE own the next 238 MW's. Since the Companies failed to convince us that their flexibility needs require PE ownership of the next capacity, we need not consider whether such a reservation would be permissible under PURPA.

     Staff still argues that the Commission should require that these complainants participate in some sort of competitive bidding process. These complaints have been pending for a long time before the Commission. The parties have put forth a large amount of time, money and energy in fully litigating Phase I issues. Indeed, there are not currently rules in place which require competitive bidding. Given the history of the case, we will not deprive the complainants an opinion on the merits by subjecting them to a competitive bidding scheme.

     The third area which Phase I was to deal with was the costs involved absent the projects. The costs are broken down into capacity costs and energy costs. Regarding capacity costs, the Companies' position is that it equals roughly 1 cents /Kwh for a CT plant in the third quarter of 1999. The Energy Users give an estimate of 1.4 cents /Kwh for a CC plant in 1998. CAD estimates 1.28 cents /Kwh for a CC plant in 1998. Barbour County seeks a capacity rate of 4.73 cents /Kwh and MidAtlantic seeks 5.72 cents /Kwh. The cost selected must correspond to both the type of capacity added and the timing. As discussed above, we are convinced that the best current evidence indicates that a flexible CT should be added to the system in 1996.

     Given that the various parties were advocating different types of capacity for different time frames, no party clearly gave cost estimates for flexible CT's starting to come on line in 1996. We accept the Companies' cost estimate for CT's coming on line in 1999. If the proceeding continues into Phase II, the parties should present evidence as to how the figure should be adjusted to reflect the 1996 start up time and how the figure should be adjusted to reflect any additional expenses resulting from siting and designing the CT's so that they could be later converted to CC's.

     Regarding energy cost, Barbour County is seeking an energy floor of 1.9 cents /Kwh and MidAtlantic seeks an energy floor of 2.0 cents /Kwh with escalators. The escalators result in a significant increase in the proposed floor by the end of the contract. The Companies claim that 1.5 cents /Kwh represents their current avoided energy cost. It is an average of energy costs at APS's five super-critical coal stations. CAD points out that PURPA envisions that a ratepayer be in a no worse off position with QF production than without it. For that reason, it does not seem that an energy floor is appropriate. Energy costs should be based on actual avoided incremental energy costs regardless of how high or low they will go. The Commission rejects any floor on energy rates at this time.

     We do not, however, preclude the adoption of some reasonable minimum price, based on realistic current estimates, so long as such an energy pricing proposal included a deferral mechanism and guarantees of true-up to actual cost. See American Bituminous Power Partners v. Monongahela Power, 87-669-E-C (W.Va. P.S.C. 1987). Such actual cost, however, as indicated above, would not be based on "proxy" coal units. If the company is avoiding CT capacity, it is also avoiding CT generating costs, at least during those periods that the avoided CT's would have been running. Any QF contract which includes CT based avoided capacity rates must reflect this real-time incremental approach to avoided energy rates.

    Another contested issue related to the appropriate power purchase rates is whether the costs of a proposed project would be properly assumed by the ratepayers of the jurisdiction in which the project is located or whether ratepayers of all of the jurisdictions of an operating company would assume the costs. The power Companies argue that only the West Virginia ratepayers should pay for the projects if they are located in West Virginia. They point out that previous contracts approved by the Commission for PURPA projects in West Virginia have allowed for rate recovery from West Virginia ratepayers alone. They also argue that the jurisdiction which receives the economic benefit from construction and operation of a facility should pay for it. All the other parties in the proceeding argue that fairness dictate that QF purchased power be allocated to all customers regardless of jurisdictions. Our capacity-need analysis for PE was based on PE as a whole and not merely on PE's West Virginia jurisdiction. In fact, West Virginia's jurisdictional share of PE amounts to less then one-fifth of PE. It is not reasonable for ratepayers representing less than one-fifth of the company to pay for the entire company's capacity additions merely because the facility is located in that jurisdiction. The Companies do not recover for company owned power plants in that manner. It would create an artificial barrier to PURPA projects to require rate recovery in that manner. The Commission will only allow recovery from West Virginia ratepayers in an amount that corresponds to a reasonable allocation to the West Virginia jurisdictional customer. The Commission is aware that some prior contracts were approved allowing the entire project's cost to be recovered from West Virginia ratepayers. Upon reflection and given the persuasive arguments that such an allocation is not appropriate or fair, the Commission now believes that costs for projects considered for the future must be borne by all of company's ratepayers regardless of jurisdiction.

     Finally, Potomac Edison made certain arguments concerning whether it has any obligation under PURPA to purchase power from the complainants. PE alleges it has no such obligation because the project would be connected directly to MP's and not PE's transmission facilities. We believe that the argument is a Phase II issue and decline to address the argument in Phase I.

FINDINGS OF FACT

    1. The current appropriate reserve margin for the company is 22%. (See Ex. AFK-6; Kave Ex. 3 at 3-4; Kave Tr. VI at 102-108; Melton Tr. VII at 58-59).

    2. An even lower reserve margin may soon be appropriate. (See
       Falkenburg Ex. 2 at 19; Falkenburg Rebuttal Ex. 2; Harris Supp. Dir. Ex. 2; CAD Ex. 1; WVEUG Ex. 1 at 6; CAD Cross Ex. 3 and 4; Kave Tr. VI at 183-185).

    3. MP has no need for additional generating capacity in the foreseeable future. (See CAD Cross Ex. 7; EX. AFK-7 and 8; Melton Ex. 1 at 4 Kave; Tr. VII at 24-28).

    4. PE needs 90 MW's of new generating capacity in 1996, 90 in 1997, 158 in 1998, 118.5 in 1999 and 213.3 in 2000 (See Kave Ex. 2; Seelke Ex. 3;
       Ex. AFK-7 and 8).

    5. Any attempt to justify the addition of base load power by relying on the off-system sales market is highly speculative and must be rejected.

    6. The next generating capacity for PE should be CT's which are designed and sited so that they could later be converted to CC's or even CC's with coal gasification units. (See Kave Ex. 1 at 27-31; Kave Ex. 3 at 4; Falkenbury Tr. IV at 107-108, 162; Falkenburg Ex. 2; Melton Tr. VII at 58; Melton Ex. 2 at 3).

    7. The Companies' cost estimate for a CT coming on line in 1999 is reasonable and adopted by the Commission. The estimate will have to be adjusted in Phase II to reflect a 1996 need and a CT which is sited and designed so as to be convertible into a CC or even CC's with coal gasification units. (Kave Ex. 1 at 27-31; Kave Ex. 30.)

    8. Power need projections by their nature are fallible and become less reliable the greater the distance in time. (Tr. VI at 167.)

CONCLUSIONS OF LAW

    1. The avoided capacity costs in this proceeding should not be determined by some future competitive bidding process.

    2. The complainants' suggestion that the ratepayers be currently locked into paying for a hypothetical coal plant to be built in 2007 is not reasonable and must be rejected.

    3. The capacity factor of the avoided costs should be based on CT's which begin to come on line in 1996.

    4. The Companies have failed to make any convincing showing that the flexibility needs of the system require company ownership of the next units of generation.

    5. The complainants failed to show that an energy floor of 1.9 cents /Kwh or
       2.0 cents /Kwh with escalators was reasonable or conformed with actual expectation concerning energy costs.

    6. Any attempt to require West Virginia ratepayers to pay for an entire PURPA project which sells power to PE would be unreasonable since
       West Virginia ratepayers constitute less than one-fifth of the Companies' ratepayers.

    7. The avoided energy factor in any purchase power agreement should be based on the Companies' actual avoided incremental energy costs.

    8. The Commission will only allow for rate recovery for the PURPA projects from West Virginia ratepayers in an amount that corresponds to West Virginia's jurisdictional percentage of PE.

                                       ORDER

    IT IS, THEREFORE, ORDERED, that the Phase I issues are resolved as reflected herein.

    IT IS, FURTHER, ORDERED that the Executive Secretary serve a copy of this order containing the Commission's findings of fact and conclusions of law regarding Phase I issues to all parties in this matter by United States mail and upon Commission Staff by hand delivery.

    IT IS FURTHER ORDERED that each complainant inform the Commission in writing within thirty days whether it desires to proceed with Phase II of this proceeding. Upon receipt of such notification, the Commission would intend to issue an order establishing the procedures to be followed in Phase II.

                     PUBLIC SERVICE COMMISSION
                         OF WEST VIRGINIA
                            CHARLESTON

     At a session of the PUBLIC SERVICE COMMISSION OF WEST

VIRGINIA in the City of Charleston on the 25th day of June, 1993.

CASE No. 89-783-E-C

MIDATLANTIC ENERGY,

               Complainant,

v.

MONONGAHELA POWER COMPANY, a
corporation, and THE POTOMAC
EDISON COMPANY, a corporation

               Defendants.


CASE NO. 91-987-E-C

BARBOUR COUNTY POWER PROJECT,

               Complainant,

v.

THE POTOMAC EDISION COMPANY,
a corporation, and
MONONGAHELA POWER COMPANY
a corporation,

               Defendants.


                         COMMISSION ORDER

      By order of April 14, 1993, the Commission indicated that it would address the threshold issue of whether the Potomac Edison Company (PE) was obligated under PURPA to purchase energy from a qualifying facility interconnected to the Allegheny Power System in Monongahela Power

Company's service territory.[2] We invited the parties to brief the issue. The issue has now been fully briefed by the parties.

      Each advancing a slightly different theory, MidAtlantic, the Barbour County Power Project, Staff, and the Consumer Advocate Division all support finding that PE has an obligation to purchase power. PE and Monongahela Power argue against finding an obligation to purchase.

      We find no controlling or persuasive precedent on point. There are several factors which point towards finding an obligation to purchase. The Allegheny Power System (APS) operates as a single integrated electric system. A vast majority of PE's own generating capacity lies outside of its service territory. Bulk power purchases from other utilities are purchased for the benefit of all of APS regardless of where the interconnection occurs. According to a Security and Exchange Commission filing, the plan of APS was to treat any qualifying facility (QF) in which APS had an ownership interest as supplying power to whichever operating company needed power regardless of where the facility was located. See Attachment B of MidAtlantic's Notice to proceed. The proposed contract which the APS had with the Clairton QF also shows that APS treated a QF interconnecting anywhere in the system as connecting with the operating company which needed the power. Clairton, although located in West Penn's service territory, was to sell power to PE. See Case No. 92-0158-E-PC. The reality is that we are dealing with a single integrated electric system. The operating companies are bound by their operating agreement to operate as a single integrated electric system. Each company, as required by documents filed with the Federal Energy Regulatory Commission, transmits power in the system as dictated by the system's needs without regard to the individual operating company's service territory. The system's power supply agreement shows that the integration of the system extends to its transmission facilities. We are not dealing with separate stand-alone electric utilities.

      PE's attempt to shield itself from an obligation to purchase QF energy by arguing that the QF's proposed interconnection is with Monongahela Power must fail. PE and APS has too long operated the system in a manner which does not require that the actual location of a generating facility be in the operating company's service territory. PE located plants anywhere within APS which offers the least cost location for generating capacity with is consistent with the engineering requirements of the transmission grid. A QF offering to sell to PE

_______________

  [2] The parties in their argument drift into various related issues such as how and where possible interconnection would occur, whether there may be technical problems created by the proposed interconnection, and whether or not there may be a charge payable to Monongahela Power for transmitting power to PE. We decline to address more than the single issue we discussed in our April 14, 1993 order. The remaining issues will be properly addressed in Phase II.

 should be allowed the same opportunity to locate its generation outside of PE's service territory as long as it is properly interconnected with the APS' transmission grid. Under these circumstances, to require direct interconnection with PE would be to create an artificial barrier to shield PE of its obligation to purchase from the QF. We therefore find that PE has an obligation to buy energy from a QF properly interconnected to the APS system in Monongahela Power Company's service territory.

                         FINDINGS OF FACT

      1. By order of April 14, 1993, the Commission indicated that it would address the threshold issue of whether PE was obligated to purchase energy from a QF interconnected to the APS in Monongahela Power's service territory.

     2.     The parties have fully briefed the issue.

      3. The Allegheny Power System operates as a single integrated electric system.

      4. The vast majority of PE's own generating capacity lies outside of its service territory.

      5.   Bulk power purchases from other utilities are purchased
           for   the   benefit  of  all  of  APS  regardless  of  where   the
           interconnection occurs.

      6. APS had planned to treat any QF in which it had an ownership interest as supplying power to whichever operating company needed power regardless of where the facility was located.

      7. APS's proposed contract with the Clairton QF treated it as supplying power to PE despite the fact it was located in West Penn's service territory.

      8. Each operating company, as required by documents filed with the Federal Energy Regulatory Commission, transmits power in the system as dictated by the system's needs without regard to the individual operating company's service territory.

      9. PE and APS has long operated the system in a manner which does not require that the actual location of generation be in an operating company's service territory.

      10. PE located plants anywhere within APS which offers the least cost location for generating capacity which is consistent with the engineering requirements of the transmission grid.

                         CONCLUSION OF LAW

      PE  has  an obligation to purchase power from a QF  properly
interconnected  to  the  APS  system  in  the  Monongahela   Power
Company's service territory.

      IT IS THEREFORE ORDERED that consistent with our April 14, 1993 Order that MidAtlantic, Barbour County, Monongahela Power and Potomac Edison engage in negotiation to attempt to resolve as many Phase II issues as is possible.

      IT IS FURTHER ORDERED that if the parties reach an impasse that they are to promptly notify the Commission in writing and indicate the issues which cannot be resolved.

      IT IS FURTHER ORDERED that the Commission's Executive Secretary serve a copy of this order upon all parties of record by United States First Class Mail and upon Commission Staff by hand delivery.





ARC
DAC/dt
                    A True Copy, Teste:

                                             /s/ Howard M. Cunningham

                                             Howard M. Cunningham
                                             Executive Secretary

                     PUBLIC SERVICE COMMISSION
                         OF WEST VIRGINIA
                            CHARLESTON

      At a session of the PUBLIC SERVICE COMMISSION OF WEST VIRGINIA in the City of Charleston on the 20th day of March, 1995.

CASE NO. 89-783-E-C

MIDATLANTIC ENERGY,

                         COMPLAINANT,

v.

MONONGAHELA POWER COMPANY,
a corporation and
THE POTOMAC EDISON COMPANY,
a corporation,

                         DEFENDANT.

                         COMMISSION ORDER

      On January 10, 1995, MidAtlantic Energy filed a motion with the commission to compel Potomac Edison (PE) to enter into an electric energy purchase agreement. PE filed a response in which it argues, among other things, that MidAtlantic's complaint should be dismissed because it involves a new project. Both Staff and the Consumer Advocate Division (CAD) also filed responses to MidAtlantic's motion. Finally, MidAtlantic filed a reply to the filings of the other parties.

      The Commission has reviewed the motion and related filings. We have decided to address only two issues and reserve ruling on the remaining issues presented by the parties until a later date.

     The first issue to be addressed is MidAtlantic's proposal "to dedicate the entire 115 MW output of the capacity installed in the first phase to West Virginia and obtain regulatory approval solely from . . . [West Virginia] for such a sale." MidAtlantic's motion at 8. PE, Staff and CAD all argue that MidAtlantic's proposal that only West Virginia ratepayers pick up all the costs of the 115 MW facility is improper and contrary to the Commission's March 5, 1993 order. PE argues that MidAtlantic's division of the project into phases with the first phase being borne solely by West Virginia is a mere artifice to get around the Commission's March 5, 1993 order. PE argues that MidAtlantic knows there will never be a Phase II of the project and that it is merely trying to escape review by the Maryland and Virginia Commissions. The parties also point out that MidAtlantic, itself, had earlier represented to the Commission and the public at various hearings that it supported ratepayers of all three jurisdictions paying for any project and that it was prepared to seek review by all three state commissions.

      The issue of the appropriate method of recovery of the costs of a proposed project has already been litigated. We ruled in our March 5, 1993 order that "[t]he Commission will only allow recovery from West Virginia ratepayers in an amount that corresponds to a reasonable allocation to the West Virginia jurisdictional customer." We found that "[a]ny attempt to require West Virginia ratepayers to pay for an entire PURPA project which sells power to PE would be unreasonable since West Virginia ratepayers constitute less than one-fifth of the Companies' ratepayers." Conclusion of Law No. 6. We reject MidAtlantic's attempt to now sponsor a smaller project and argue that because the smaller project does not meet all of PE's projected power needs, West Virginia ratepayers should pick up all of the smaller project. Whether a project is 50 MW, 115 MW or 230 MW, we believe that the proper result is that West Virginia ratepayers bear only the costs of their jurisdictional portion of the project. If MidAtlantic is to recover more than a fraction of the project's costs, it must seek approval from the Maryland and/or Virginia Commissions or find another purchaser for the power. We will not approve a contract which involves West Virginia ratepayers bearing more than their jurisdictional share of costs of the project.

      The second issue which we will address in this order is MidAtlantic's status as a QF. MidAtlantic indicated that it self
certified  its  project with the FERC on December  16,  1994.   PE
raises concerns in its filing that the project may not qualify  as
a   QF.    FERC   is  the  appropriate  forum  for  the   ultimate
determination as to whether a project qualifies as  a  QF.   Under
the FERC system, it appears that a project which engenders controversy as to its QF status should use the procedure as set
forth  in  18  C.F.R. 292.207(b) to determine status.   See  Small
Power Production: Order Granting in Part and Denying in Part Rehearing of Orders 60 & 70 and Amending Regulations, 45 Fed. Reg.
30,958 33,963 (1980); Independent Energy Producers Assn., Inc. v. California Public Utilities Commission, 36 F.3d 848, 855 (9th Cir.
1994). MidAtlantic used the self certification procedure found  in
18  C.F.R. Section 292.207(a).  PE, under federal regulations, may file  a petition  for the FERC to decertify the project's QF  status.
18 C.F.R. Section 292.207(d)(1). Whether or not the project will ultimately achieve and retain QF status from FERC is of critical
importance to  this  proceeding.   Indeed, PE has no obligation  to
 purchase energy from the project if it is not a QF. We believe that before the Commission spends any additional resources on this proceeding that MidAtlantic obtain some sort of resolution as to its QF
status  from  FERC.   We  also  believe  that  MidAtlantic  should
cooperate with PE on discovery matters relating to QF status so that PE can determine what actions, if any, it should take at FERC to protect its interest in determining MidAtlantic's QF status.

      We decline to rule on any additional matters at this time. We reserve the right to rule on the additional issues raised by the parties in the future. We believe that MidAtlantic should have thirty days from the date of this order to determine whether, in light of our ruling on what costs are properly allocated to West Virginia ratepayers, it desires to proceed with the litigation. We also believe that MidAtlantic should be prepared to explain to the Commission its plan to obtain a resolution of the project's QF status if it decides to pursue this complaint.

                         FINDINGS OF FACT

      1. On January 10, 1995, MidAtlantic filed a motion to compel PE to enter into a purchased power contract.

      2. PE filed a response which argued, among other things, that MidAtlantic's complaint should be dismissed because its latest proposal was a "new project".

      3.    CAS  and  Staff also filed responses to  MidAtlantic's motion.


                        CONCLUSIONS OF LAW

      1. MidAtlantic's proposal to have West Virginia ratepayers cover the cost of all 115 MWs of the first phase of its project is contrary to our March 15, 1993 order, is unreasonable and merits rejection.

     2. MidAtlantic should be prepared to ultimately resolve its project's QF status prior to the Commission expending additional resources to resolve this dispute.

                               ORDER

     IT IS, THEREFORE, ORDERED that MidAtlantic's proposal to have West Virginia ratepayers cover the cost of all 115 MWs of the first phase of its proposed project is denied.

      IT IS FURTHER ORDERED that MidAtlantic inform the Commission within thirty (30) days whether it intends to proceed with this complaint given our ruling on recovery of costs from jurisdictional ratepayers.

      IT IS FURTHER ORDERED that MidAtlantic be prepared to offer an explanation of its plan to ultimately resolve the issue of its project's QF status if it intends to proceed with the complaint.

      IT IS FURTHER ORDERED that the Commission's Executive Secretary serve a copy of this order upon all parties of record by United States First Class Mail and upon Commission Staff by hand delivery.


          A True Copy, Teste:

                                             /s/ Howard M. Cunningham

ARC                                          Howard M. Cunningham
DT/8978                                      Executive Secretary

                     PUBLIC SERVICE COMMISSION
                         OF WEST VIRGINIA
                            CHARLESTON

     At a session of the PUBLIC SERVICE COMMISSION OF WEST
VIRGINIA in the City of Charleston on the 29th day of June, 1995.

CASE NO. 89-783-E-C

MIDATLANTIC ENERGY,

                         Complainant,

v.

MONONGAHELA POWER COMPANY and
POTOMAC EDISON COMPANY,

                         Defendants,


                         COMMISSION ORDER

      On June 26, 1995, MidAtlantic Energy filed a status report pursuant to our May 10, 1995 order. MidAtlantic reported to the Commission that its development partner, Babcock & Wilcox Company has withdrawn from the project. Accordingly, MidAtlantic indicated that it was unable to move forward with the project. Given the status report as filed by MidAtlantic, we believe that this complaint should be dismissed.

                          FINDING OF FACT

     On June 26, 1995, MidAtlantic indicated that it was no longer able to proceed with its project.

                         CONCLUSION OF LAW

     This complaint should be dismissed.

                               ORDER

      IT IS, THEREFORE, ORDERED that this complaint is hereby dismissed and the proceeding removed from the Commission's active docket.

      IT IS FURTHER ORDERED that the Commission's Executive Secretary service a copy of this order upon all parties of record by United States First Class Mail and upon Commission Staff by hand delivery.

ARC
                    A True Copy, Teste:

                                             /s/ Howard M. Cunningham


                                             Howard M. Cunningham
                                             Executive Secretary